EXHIBIT 99.2

January 12, 2010

Nexsan Corporation

555 St. Charles Drive, Suite 202

Thousand Oaks, CA 91360

Attn: Philip Black

Ladies and Gentlemen:

Nexsan Corporation, (the “Company”) has requested that International Data Corporation (“IDC”) execute this letter in connection with a proposed initial public offering by the Company (the “IPO”). In connection with the IPO, the Company will be filing an amendment to the  registration statement on Form S-1 (the “Amendment”) with the Securities and Exchange Commission. In response to such request, please be advised as follows:

1.   IDC consents to the use by the Company of IDC’s name in portions of the prospectus and the Amendment.

2.   IDC consents to the use by the Company of the research data substantially in the form furnished hereto as Exhibit A, which will be included as part of the Amendment. In granting such consent, IDC represents that, to its knowledge, the statements made in such research data are accurate and fairly present the matters referred to therein.

In giving such consent, we do not admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended (the “Act”), or the rules and regulations of the Securities and Exchange Commission thereunder (the “Regulations”), nor do we admit that we are experts with respect to any part of such Amendment within the meaning of the term “experts” as used in the Act or the Regulations.

We agree that the existence and terms of the IPO constitute confidential information and agree not to disclose such confidential information to any person or entity or use such confidential information for any purpose other than set forth herein.

Very truly yours,

INTERNATIONAL DATA CORPORATION

By:	/s/ Michael Shirer
Name:	Michael Shirer
Title:	Corporate Communications Director

Exhibit A

Industry and market data used throughout this prospectus were obtained through surveys and studies conducted by third parties, and industry and general publications. The information contained in “Business—Industry Background” is based on studies, analyses and surveys prepared by Enterprise Strategy Group and IDC. We have not independently verified any of the data from third-party sources nor have we ascertained any underlying economic assumptions relied upon therein. While we are not aware of any misstatements regarding the industry data presented herein, estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors.”

Industry Background

Demand for New Approaches to Storing and Managing Digital Information

Traditionally, high-cost disk drives that are optimized for performance, such as Fibre Channel and SCSI, have been used to store transaction-oriented database information, while less expensive, low-availability storage systems, such as tape and optical disk was used for long-term storage of digital information.  Historically, most research and development in the storage industry has focused on improving the speed and performance characteristics for managing dynamic information for large and centralized enterprise data centers.  However, as demands have been increasing for storing digital age applications that create large amounts of information such as email, office documents, medical images and digital voice or video recordings, the requirements placed on long-term storage have become more complex.  Organizations are increasingly looking for cost-effective and intelligent storage solutions with high-availability that can scale to tackle the substantial growth of digital information.

In light of these factors, organizations are changing their approach to the storage and management of digital information in a number of ways.

•                  Adoption of low-cost, capacity-optimized disk storage. The introduction of low-cost, capacity-optimized disk drives is changing the way organizations store digital information.  More organizations are creating disk-based multi-level storage environments, in which data that is transactional or mission critical is stored on traditional, and more expensive performance optimized disk drives, such as Fibre Channel or SCSI, while digital information is moved to lower cost disks that are optimized for capacity.  These lower cost disks generally utilize SATA disk drives.  As digital information continues to grow faster than other data types, the result has been a shift from the need for performance-optimized storage to capacity-optimized storage.  In addition, the need for ready access to information has led to the replacement of some tape and optical disk solutions with SATA disk drives.  IDC estimates that the market for capacity-optimized storage disk systems will grow from $6.3 billion in 2007 to $17.4 billion in 2013, representing a compound annual growth rate, or CAGR, of 18.6%.  Source: IDC, Worldwide Enterprise Storage Systems 2009 – 2013 Forecast, Doc # 221287, December 2009.